CALLAN[JMB]

Earth Approved. Industry Compliant.

Investor Presentation

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-282879



November 2024

(NASDAQ: CJMB)

Legal Disclaimer

This presentation (the "Presentation") includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, the market, prospects and other aspects of the businesses of Callan JMB Inc. ("Callan JMB") are based on current expectations that are subject to risks and uncertainties. A number of factors, many of which are outside of the control of Callan JMB, could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of Callan JMB to successfully or timely consummate the initial public offering, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Callan JMB or the expected benefits of the initial public offering; (iii) failure to realize the anticipated benefits of the initial public offering; (iv) risks relating to the uncertainty of the expected financial performance with respect to Callan JMB, including expected cash flows, revenues, organic growth, margins, earnings and earnings per share; (v) risks relating to the continued effects of the COVID-19 pandemic; (vi) the effects of competition on Callan JMB's business; (vii) the effects of the global economy, global macroeconomic uncertainty and global supply chain issues on Callan JMB's business; (viii) developments and changes in laws and regulations; (ix) the impact of significant investigative, regulatory or legal proceedings; (x) risks related to our de-leveraging plans, including leverage ratios and targets, the timing and nature of actions to reduce indebtedness and our credit ratings and outlook; (xi) risks relating to our ability to obtain additional funding; (xii) risks relating to Callan JMB's cost structures and plans to reduce costs; (xiii) risks relating to restructuring, goodwill impairment or other financial charges; and (xiv) those factors discussed in Callan JMB's Registration Statement on Form S-1, as amended (File No. 333-282879), under the heading "Risk Factors," and other documents of Callan JMB filed, or to be filed, with the Securities and Exchange Commission ("SEC"). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Callan JMB does not presently know or that Callan JMB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Callan JMB's expectations, plans or forecasts of future events and views as of the date of this Presentation. Callan JMB anticipates that subsequent events and developments will cause Callan JMB's assessments to change. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Callan JMB undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the initial public offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this initial public offering. A copy of the preliminary prospectus can be found for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the initial public offering will arrange to send you the prospectus if you request it by calling Alexander Capital, L.P. at 212-687-5650 or info@alexandercapitallp.com.

This presentation provides basic information about the Company and the offering. Because it is only a summary, this presentation does not cover all of the information that should be considered before investing. You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Company's Registration Statement to better understand the risks and uncertainties inherent in our business and any forward-looking statements.



Deal Offering Summary

Issuer:	Callan JMB Inc.
Exchange:	Nasdaq Capital Market
Ticker:	CJMB
Offering Type:	Initial Public Offering
Security:	Common Stock
Price Range:	$4.00 - $6.00
Expected Offering Size:	1,280,000 Shares
Expected Offering Amount (mid-point):	$6,400,000
Over-Allotment Option:	15% (100% Primary)
Settlement:	T+1
Sole Underwriter:	Alexander Capital, L.P.
Use of Proceeds:	We estimate that the net proceeds from the sale of the shares of common stock in this initial public offering, at an assumed initial public offering price per share of $5.00, will be approximately $5,100,000 after deducting the underwriting discounts and commissions and estimated offering expenses, or $6,060,000 if the underwriters exercise their over-allotment option in full and, in either case, assuming no Representative Warrants have been exercised. We currently expect to use the net proceeds of this offering primarily for sales support, marketing, customer expansion and general corporate purposes, including working capital.

Our Mission

Deliver reliability to our customers by anticipating, responding, and overcoming the most complex situations with precision and compassion.



Management Team



Wayne Williams
Chief Executive Officer

Mr. Williams is the Executive Director of Warehouse Asset Management (WAM) and Callan JMB. Previously, Mr. Williams was the Director of Logistics for Logistics Health Inc. (LHI) and was responsible for management and oversight of LHI's Supply Support Technology Group, General Logistics Council for all logistical operations for LHI and the primary inventor for LHI's Environmental Witness System.

Mr. Williams is one of the nation's leading experts on Cold Chain Management and has lectured and written several key documents describing this process. These processes are currently used within the Supply Support Technology Group at LHI, Strategic National Stockpile Program and the Department of Defense Distribution Operations Center at US Army Medical Materiel Agency, where he developed these procedures.



Eric L. Kash
Executive Vice President

Eric has worked in all facets of the United States securities markets from Retail and Institutional Equity Sales to Investment Banking. He has been a public company CEO and CFO as he has both an MBA and CPA.

In the recent past he has endeavored to assist private companies looking to go public. An additional area of expertise is new business development.

Mr. Kash is looking to expand Callen JMB's operations in the Specialty Packaging area.



Jeffrey Appleman
Chief Financial Officer

Prior to joining Callan, Mr. Appleman has served as the Director of CFO Consulting Partners LLC's manufacturing, distribution and business services practice. During his time at CFO Consulting Partners LLC, he has advised C-Suite level and management of several publicly traded companies.

Mr. Appleman has over 40 years of experience, both in public accounting and the private sector. During his career in public accounting, primarily at Marks Paneth LLP between 1979 to 1991, he serviced small-and-medium sized entities and primarily privately held companies. In the private sector, he has served as the Chief Financial Officer at Love and Quiches between 2005 to 2010, a domestic and international frozen food desert company, and at Standard Folding Cartons, a paper converting company in New York and Louisville.



Management Team



Scott Bullard
Chief Operating Officer

Scott Bullard works directly with Warehouse Asset Management (WAM) and Callan JMB. Teaming with Merck in 1994 for his first major vaccine production validation project, Mr. Bullard has over two decades of experience in operations, business development, validations, manufacturing, movement of large scale time & temperature collections, infectious material management & relocation, regulatory compliance, and quality assurance in cGMP environments, protocol/ procedure authoring, cGMP compliance audits, and practical application of cGMP within warehouse and transportation operations.

Mr. Bullard was involved in the Emergency Response efforts for the 2001 anthrax attacks and brings valuable event response experiences to the team. He was the logistics lead for the City of Chicago Public Health Department's H1N1 Pandemic Response achieving the highest saturation and earliest completion of any major metropolitan area. Currently the Director of Business Development for EMERGENT™ in Spring Branch Texas providing Medical Material Management & Supply Chain Solutions to Ensure Comprehensive Product Life Cycle Security via Discreet Pinpoint Distribution and Fulfillment.



David J. Croyle M.D.
Chief Medical Officer

Dr. Croyle received his B.S. from Gannon University in Erie, PA and completed his M.D. at the Uniformed Services University of the Health Sciences in Bethesda, MD. Dr. Croyle completed his internship and diagnostic radiology residency at Brooke Army Medical Center in Fort Sam Houston, TX. In addition, Dr. Croyle completed a body imaging fellowship at the Naval Medical Center in San Diego, CA and a neuroradiology fellowship at Georgetown University Hospital in Washington D.C. He was also an instructor of radiology at Tripler Army Medical Center, Hawaii.

Board Certified American Board of Radiology, 1993
National Board of Medical Examiners, 1989.

- Professional Memberships
- American College of Radiology
- American Roentgen Ray Society
- Cape Girardeau County Area Medical Society
- Missouri State Medical Association
- Radiological Society of North America



William McBride
Chief Information Officer

William McBride, is the Director of Corporate Compliance for Callan JMB, BS in Biology from Frostburg State and a Master of Science in Quality Assurance (MSQA) Degree from California State University.

- Implemented GMP quality assurance system at one of the nation's largest biological specimen repositories. Managed over 12 million samples, over 600 individual pieces of refrigeration equipment, over 800 recording instruments, and 6 separate facilities.
- Manager of Compliance and Program Evaluation at Logistics Health, Inc. Headed up quality assurance unit for the Environmental Witness System (EWS), a temperature monitoring platform that was designed to be a call-center solution.
- Facility Operations Manager (Metro-Logics) for 350,000 sq. ft. pharmaceutical logistics warehouse holding over 38,000 room temperature pallets and 5,000 refrigerated pallets. Facility housed materiel in the Strategic National Stockpile. 4. Responded to national and international emergencies: 2009 Spring and Fall H1N1 response, Japan earthquake response, Haiti earthquake response. All 67 project areas were shipped to during H1N1 response.



Company Overview

- Vertically-integrated thermal management logistics and fulfillment service company with unparalleled experience in quality assurance and quality control.
- Ecosystem has been built utilizing advanced predictive technology to plan for and respond to emergencies.
- Focused on the safety and integrity of every product handled, ensuring product integrity, environmental responsibility, and immediate response in time-sensitive industries.

Building on our legacy of emergency response expertise, we are now entering the specialty packaging industry for highly sensitive product delivery in healthcare and food/beverage industries.

$13.2 Million

2023 Revenue

$2.2 Million

2023 Net Income

$5.12 Million

Cash (As of 12/31/23)



Core Solution Ecosystem


CALLAN JMB

Emergency Preparedness & Response


CALLAN JMB

Specialty Packaging


CALLAN JMB

Fulfillment Excellence


CALLAN JMB

Advanced Monitoring Sentry Technology



Legacy Business: Emergency Preparedness & Response

Our process utilizes advanced predictive technology to plan for and respond to emergencies

- Revolutionizes supply chain by prioritizing the safety and integrity of every product handled, ensuring environmental responsibility and immediate response in time-sensitive industries.

- Our system provides agility, allowing its data platform to integrate operations, sales, compliance, tracking, billing and close-out by utilizing Sentry.

- With extensive experience in quality assurance and quality control, reliability is delivered by anticipating, responding, and overcoming the most complex situations with precision and compassion, providing peace of mind and a comprehensive solution for our customers.



Long Standing Trusted Relationships

For over a decade, Callan JMB has built trusted relationships with leading healthcare and logistics companies, including BioBridge Global, the third-largest blood bank organization in the world, successfully delivering millions of tests safely.

Current or historical long standing trusted relationships with the following organizations:

World Health Organization | Department of Health & Human Services · USA | Department of Transportation · United States of America | Texas Health and Human Services | Department of State · United States of America | State of Oregon 1859 | NIH National Institutes of Health



Long Standing Trusted Relationships

Current or historical long standing trusted relationships (continued):

- Bristol Myers Squibb
- FDA U.S. FOOD & DRUG ADMINISTRATION
- OEMC Office of Emergency Management & Communications
- Johnson & Johnson
- DenTrust
- Allied HEALTH SOLUTIONS
- CommUnityCare HEALTH CENTERS
- avam
- BioBridge GLOBAL
- SONOCO PROTECTIVE SOLUTIONS
- CDPH Chicago Department of Public Health
- Clatsop Community College
- CHS Comprehensive Health Services – a CALIBURN company
- CONNALLY MEMORIAL MEDICAL CENTER
- Memorial Sloan Kettering Cancer Center
- GALDERMA
- KabaFusion
- KANE COUNTY, ILLINOIS
- DIRECT PHARMACY SOURCE, INC.
- STAHANCYK, KENT & HOOK FAMILY LAW & ESTATE PLANNING
- TEXAS Department of State Health Services
- USA UNIVERSITY OF SOUTH ALABAMA
- TEXAS The University of Texas at Austin
- SOUTHWESTERN UNIVERSITY
- LSU LOUISIANA STATE UNIVERSITY
- ThermoFisher SCIENTIFIC
- ACACIA medical mission
- Tull Family Foundation
- Northwestern Memorial Hospital
- OKLAHOMA State Department of Health

Emergence into Specialty Packaging Industry as Vertically Integrated Provider

After successfully shipping millions of packages throughout the country for over a decade in emergency response, Callan JMB has entered the multi-billion dollar specialty packaging industry focused on healthcare.



Specialty Packaging

- Specialty, temperature-regulating, packaging is crucial for time-sensitive industries such as healthcare.
- We reduce waste and costs through a vertically integrated ecosystem, monitoring the package from start to finish.
- This is a unique offering as an effective alternative to traditional, single-use packaging.



Customer Value

- Reliability.
- Product Integrity.
- Inventory write-off risk management.
- Monitoring and temperature control end-to-end.
- Flexible, unique leasing business model.
- Quick and efficient ability to distribute coast-to-coast.



Specialty Packaging TAM



Global Market
$80
$60
$40
$20
$0
$43.88 Billion
$71.10 Billion
2023
2032E

Compound Annual Growth Rate (2023-2030) = **5.62%**

Driving Factors: Rising disposable incomes, increasing demand for luxury packaging, and a surge in demand for attractive packaging solutions to increase brand image



Global Custom Packaging Market Share, By End User, 2023
32.02%
Food & Beverages
Personal Care & Cosmetics
Personal Care & Cosmetics
Fashion Accessories & Apparel
Healthcare
Electrical & Electronics
Others

According to Fortune Business Insights, September 9, 2024, https://www.fortunebusinessinsights.com/custom-packaging-market-107677



Healthcare Trends in Specialty Packaging Driving Growth

GLP-1 Market Trends

- Global GLP-1 market was valued at $44.5 billion in 2023, and is expected to reach $95.4 billion by 2031, with a CAGR of 10.3% during the forecast period of 2024-2031*

- 1 in 8 adults in the US have used a GLP-1 drug**

Autoimmune Disease

- Approximately 50 million Americans are affected, however this number is likely underestimated given the complexity of diagnosing these conditions***

*https://finance.yahoo.com/news/glp-1-market-size-reach-140100225.html.
** https://www.medscape.com/viewarticle/survey-suggests-one-eight-us-adults-may-have-used-glp-1-drug-2024a10009ck?form=fpf.
*** https://nationalhealthcouncil.org/blog/a-major-health-crisis-the-alarming-rise-of-autoimmune-disease/#:~:text=Data%20indicates%20that%20autoimmune%20diseases,of%203%2D12%25%20annually.



Additional Potential Growth Opportunities

- Leverage existing expertise into large market segments of specialty packaging including healthcare and food/beverage.

- Large and growing 503a and 503b pipeline:
  - 503a, B2C, personalized, small packaging
  - 503b, B2B, large scale production packaging

- Execute on cost, pricing, and productivity initiatives.

- Foster innovation through technology.



Sentry Technology

- Sentry assists clients with ensuring their temperature-sensitive goods will remain within specified parameters throughout transit by tracking factors such as temperature, humidity, and location to ensure the physical material integrity of packages for governments and organizations that are preparing emergency responses and for patients, providers, and their communities.

- **Features:**
  - Tracking: temperature, humidity, and location.
  - Within specific parameters for governments and organizations that are preparing emergency responses and for patients, providers, and their communities.


Alarms
Home
Map
Active Time
Display Path
Name
Event Value
6/19/24 5:28 PM
CDPH EAMC 2-8...
Low Warning
True
6/18/24 1:59 PM
Reset Device S...
ResetTrigger
True
6/18/24 1:59 PM
Reset Device A...
ResetTrigger
True
6/18/24 1:59 PM
Reset Device S...
ResetTrigger
True
2/18/24 9:38 AM
OEMC_Bravo_C...
Offline
True
6/15/24 5:37 PM
CDPH EAMC -2...
High Alarm
True
2/18/24 9:28 AM
Charlie Ctrl 4 Te...
Alarms Disabled
False
2/18/24 9:28 AM
Charlie Ctrl 4 H...
Alarms Disabled


Generator Trend
Pershing Main Warehouse Generator
Engine
Fuel Level %
Coolant Temperature
Battery Voltage
Oil Pressure
RPM
Pershing Main Warehouse Generator


Schaumburg
Des Plaines
Generator Status
Pershing Main Warehouse Generator
Close
Status
Clock
06/19/24 01:00:30
Heartbeat
On
Engine
Fuel
Coolant
Battery
Oil
Speed
Trend

Competition and Competitive Advantages

- Provider of Logistics and Fulfillment in the Emergency Response Industry
- Specialty Temperature-Regulating Reusable Packaging
- End Market Value Propositions and Flexibility
- Experience in Highly Regulated Industries
- Highly Trained and Experienced Team
- Successful History Provides Growth Opportunity



Year Ended December 31,		2023		2022
Revenue	$	13,202,459	$	22,767,198
Cost of Revenue		7,553,338		13,315,551
Gross Profit		5,649,121		9,451,647
Operating Expenses:				
Selling, General and administrative expenses		3,447,058		3,154,013
Total operating expenses		3,447,058		3,154,013
Income (loss) from operations		2,202,063		6,297,634
Other income (expense)		2,045		(1,618)
Income before income taxes		2,204,108		6,296,016
Provision for income taxes		23,000		75,000
Net income (loss)	$	**2,181,108**	$	**6,221,016**

Income Statement

CALLAN[JMB]

Investment Highlights

- 2023 Revenue $13.2 million and Net Income $2.2 million
- Virtually zero in debt and $5.12 million in cash as of 12/31/2023
- Sophisticated system driven by advanced technology platform, Sentry.
- Leverage existing expertise into large market segments of specialty packaging including healthcare.
- Conducted business with Fortune 500 corporations, NATO, UN, Grail, and other government agencies.
- Seasoned leadership team.



Contact Us

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: (212) 896-1254
CallanJMB@KCSA.com